

June 4, 2014

<u>Via E-mail</u>
Santiago Seage
Chief Executive Officer

Great West House, GW1, 17th floor
Great West Road
Brentford, United Kingdom TW8 9DF

      Re: Abengoa Yield Limited
             Amendment No. 3 to Registration Statement on Form F-1
             Filed June 2, 2014
             File No. 333-194970

Dear Mr. Seage:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Dilution, page 80</u>

1. In your tabular presentation of dilution per share on page 80, it appears the $17.08 captioned as "Increase in pro forma combined net tangible book value per share attributable to existing investors" is actually an increase attributable to the new investors in this offering. Please revise as appropriate.

2. In your tabular presentation of supplemental dilution information on page 82, it appears the $(9.17) captioned as "Increase in pro forma combined net tangible book value per share attributable to existing investors" is actually a decrease attributable to the new investors in this offering. Please revise as appropriate.

3.   Please refer to your tabular presentation of dilution per share on page 80. You indicate that pro forma net tangible book value per share before the offering (i.e. attributable to existing shareholders) is ($57.86) based on pro forma net tangible book value of ($3,292.0) million. This pro forma net tangible book value amount does not appear to recognize that you will issue a payable to Abengoa for approximately $537.6 million as part of the consideration for the Asset Transfer, and that this payable will not be repaid until you receive the offering proceeds. Therefore, immediately prior to the consummation of this offering, your liabilities will be $537.6 million higher than currently represented and your equity and net tangible book value will be $537.6 million lower than currently represented. It appears that your pro forma net tangible book value per share before the offering (i.e. attributable to existing shareholders) should be ($67.30) and the increase in pro forma combined net tangible book value per share attributable to new investors should be $26.53. Please revise your presentations of dilution and of supplemental dilution for this matter. Additionally, since it appears the "As Adjusted" column of your Capitalization table on page 79 is intended to represent your company's capitalization immediately prior to the consummation of this offering, please revise this column to reflect the payable to Abengoa for $537.6 million that will exist after the Asset Transfer but prior to the consummation of this offering. Finally, please make similar adjustments to your Unaudited Pro Forma Combined Statement of Financial Position on page 87 so that your investors can clearly see the payable to Abengoa for $537.6 million resulting from the Asset Transfer and the repayment of that payable to Abengoa with the proceeds from this offering.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Advisor, at (202) 551-3342, or Dietrich King, Legal Branch Chief, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director